Mail Stop 4561

July 28, 2009

William S. Sheridan
Executive Vice President and Chief Financial Officer
Sotheby's
1334 York Avenue
New York, NY 10021

> **Re:** **Sotheby's**
> **Form 10-K For The Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-09750**

Dear Mr. Sheridan:

We have reviewed your response letter dated June 24, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 26, 2009.

Form 10-K For The Fiscal Year Ended December 31, 2008

Note B. Summary of Significant Accounting Policies

Revenue Recognition, page 58

1.   We note in your response to prior comment 2 that your Auction Commission Revenues are recognized on the date the auction hammer falls and your Private Sales Commissions Revenues are recognized on the date that the Buyer Agreement is executed since the remaining service obligations, one of which includes the shipment of the purchased property to the buyer, are considered inconsequential and perfunctory. Clarify how you determined that the remaining service obligation related to the shipment of the purchased property to the buyer is inconsequential and perfunctory. In this regard, tell us whether the buyer and seller are entitled to a refund as a result of loss or damage to the property during

   shipment. In your response, also clarify who has the risk of loss or title to the property during shipment and if the property is insured during shipment, who the legal beneficiary is.

2. We also note that for private sales that do not have an executed Buyer Agreement, the Company defers revenue recognition until you have performed your "substantive service obligations." Please explain further what you mean by "substantive service obligations." In this regard, tell us whether revenue is recognized prior to the purchased property being shipped to the buyer. If so, then tell us how you determined that you met the delivery criteria of SAB Topic 13.1.A.

Note M. Shareholders' Equity, Dividends and Share-based Payments, page 81

3. We note your response to prior comment 5 where you indicate that unvested restricted stock shares should have been included in your computation of basic and diluted loss per share under the two-class method for the quarterly periods ended March 31, 2009 and 2008, however, the Company does not believe that the exclusion of this information was material to your March 31, 2009 Form 10-Q financial statements. Please tell us how you determined that the disclosures regarding the adoption of FSP EITF 03-6-1 and a discussion regarding the impact that such adoption is expected to have on the Company's financial statements was not required in your Form 10-K pursuant to SAB 74. In this regard, we suspect that you could have easily calculated and disclosed the potential impact this pending guidance would have had on the Company's EPS for fiscal 2008, 2007, 2006. Please explain and if material, include such disclosures in your June 30, 2009 Form 10-Q.

* * * * * * *

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief